UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000#
	10	SHARED DISPOSITIVE POWER

7,775,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000#*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

CO

# Includes (i) 7,500,000 Ordinary Shares and (ii) 275,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

* Includes (i) 4,000,000 Ordinary Shares and (ii) 3,775,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,665,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,665,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,665,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

CO

* Includes (i) 3,600,000 Ordinary Shares and (ii) 1,065,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,110,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,110,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

* Includes (i) 400,000 Ordinary Shares and (ii) 2,710,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

CO

* Includes (i) 4,000,000 Ordinary Shares and (ii) 3,775,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 4,000,000 Ordinary Shares and (ii) 3,775,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 4,000,000 Ordinary Shares and (ii) 3,775,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

* Includes (i) 4,000,000 Ordinary Shares and (ii) 3,775,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000#
	10	SHARED DISPOSITIVE POWER

7,775,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000#*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

# Includes (i) 7,500,000 Ordinary Shares and (ii) 275,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

* Includes (i) 4,000,000 Ordinary Shares and (ii) 3,775,000 American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

9

CUSIP No. 63008G203

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (the “Amendment No. 14”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

In connection with the ADS Conversion (as defined below), (i) Nomis Bay paid $30,017.50 in fees to the Bank of New York Mellon, the depositary (“BNYM”), (ii) BPY paid $20,017.50 in fees to BNYM, and (iii) Murchinson, on behalf of the Managed Positions, paid $375,035 in fees to BNYM.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 22, 2024, Murchinson and certain funds it advises and/or sub-advises (collectively, the “Proposing Shareholders”), delivered a letter to the Issuer pursuant to Section 66(b) of the Israeli Companies Law, 1999 (the “AGM Demand”), demanding that the Issuer add to the agenda of the Annual General Meeting of Shareholders scheduled to be held on December 6, 2024 (the “Meeting”) various resolutions proposed by the Proposing Shareholders (the “Murchinson Proposed Resolutions”) to substantially improve the Issuer’s corporate governance and overhaul the Issuer’s Board of Directors (the “Board”), including resolutions to (i) elect two experienced and independent director nominees, Mr. Robert (Bob) Pons and Mr. Ofir Baharav (the “Murchinson Director Nominees”), as Class I directors, and (ii) amend certain provisions of the Issuer’s Amended and Restated Articles of Association (as amended, the “Articles”), including amendments to declassify the Board and require shareholder approval of major acquisition transactions. The Murchinson Proposed Resolutions, which were included as Exhibit B to the AGM Demand, are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Given the Issuer’s history of concerning actions and apparent attempts to disenfranchise shareholders, including with respect to the 2023 Annual General Meeting of Shareholders (the “2023 AGM”), the Proposing Shareholders urge the Board to refrain from employing similar tactics at this year’s Meeting and properly include all of the Murchinson Proposed Resolutions on the agenda for the Meeting and in its revied proxy materials in accordance with the law.

As previously disclosed in Amendment No. 13 to the Schedule 13D, the Reporting Persons were in the process of converting a portion of the ADSs held by Nomis Bay, BPY and the Managed Positions into Ordinary Shares (the “ADS Conversion”). As part of the ADS Conversion, Nomis Bay, BPY and Murchinson on behalf of the Managed Positions surrendered and withdrew certain of their ADSs to BNYM and requested delivery of the underlying Ordinary Shares. The ADS Conversion has been completed and as such, (i) Nomis Bay currently holds 1,065,000 ADSs and 3,600,000 Ordinary Shares, (ii) BPY currently holds 2,710,000 ADSs and 400,000 Ordinary Shares, and (iii) the Managed Positions currently hold 275,000 ADSs and 7,500,000 Ordinary Shares.

Item 5.	Interest in the Securities of the Issuer.

Item 5(c) is hereby amended to add the following:

Other than the ADS Conversion defined and described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 13 to the Schedule 13D.

10

CUSIP No. 63008G203

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Murchinson has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Murchinson Director Nominees pursuant to which it has agreed to indemnify such nominees against claims arising from the AGM Demand. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Murchinson has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Murchinson Director Nominees, pursuant to which it has agreed to pay each of such nominees $50,000 in cash as a result of the submission by Murchinson of the AGM Demand. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Murchinson Proposed Resolutions.
99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.

11

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2024

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

12